UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-48754

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonecrest Capital Markets, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 W. 6th Street, Suite 1520
(No. and Street)

Austin	TX	78707
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Randolph	512-275-6515	jrandolph@stonecrestpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218 Margate		FL	33063
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonecrest Capital Markets, Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: [signature]





Title: CFO

[signature]
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
JAMES HEFFERNAN
Commission # HH 248804
Expires April 4, 2026

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stonecrest Capital Markets, Inc.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED
DECEMBER 31, 2023

Stonecrest Capital Markets, Inc.

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

1. Statement of Financial Condition

2. Statement of Operations

3. Statement of Changes in Stockholder's Equity

4. Statement of Cash Flows

5. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

6. Notes to Financial Statements

Supplementary Schedules

14. Schedule I – Computation of Net Capital Under Rule 15c3-1

15. Schedules II & III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3

Report of Independent Registered Public Accounting Firm on the Company's Rule

15c3-3 Exemption Report

Exemption Report



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholder's of
Stonecrest Capital Markets Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Stonecrest Capital Markets, Inc.** as of December 31, 2023, the related statements of income, changes in stockholder's equity, changes in liabilities of subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Stonecrest Capital Markets, Inc.** as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Stonecrest Capital Markets, Inc.'s** management. Our responsibility is to express an opinion on **Stonecrest Capital Markets, Inc.'s** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Stonecrest Capital Markets, Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedules II & III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of **Stonecrest Capital Markets, Inc.'s** financial statements. The supplemental information is the responsibility of **Stonecrest Capital Markets, Inc.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedules II & III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Stonecrest Capital Markets, Inc.'s** auditor since 2023.

Assurance Dimensions
Margate, Florida
April 1, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Stonecrest Capital Markets, Inc.
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$ 276,253
Due from clearing broker	1,119,812
Deposit with clearing broker	250,000
Accounts receivable	373,933
Securities owned	156,894
Advances to brokers, net of allowance of $76,379	824,725
Securities pledged as collateral	225,000
Right of use asset	347,926
Due from stockholder	178,029
Prepaid expenses	109,422
Furniture and equipment, net of accumulated depreciation of $41,349	8,745
Income taxes receivable	253,961
Other assets	2,668
Total Assets	4,127,368

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	124,102
Commissions payable	1,192,916
Accrued compensation	39,990
Lease liability	347,926
Due to related parties	69,114
Liabilities subordinated to claims of general creditors	225,000
Total Liabilities	1,999,048

Contingencies (Note 11)

STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 100,000 shares authorized	
1,200 shares issued and outstanding	12
Series A preferred stock - $.01 par value; 50,000 shares authorized	
19,500 shares issues and outstanding	195
Additional paid-in capital	2,481,883
Accumulated (deficit)	(353,770)
Total Stockholder's Equity	2,128,320
Total Liabilities and Stockholder's Equity	$ 4,127,368

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Operations
For The Year Ended December 31, 2023

REVENUES:

Commissions	$	2,344,248
Tax credit fees		918,353
Riskless principal trading		3,643,184
Mutual fund and 12b-1 fees		1,265,682
Investment banking		6,570,663
Interest		27,354
Other		29,925
Loss on securities owned		(719)
Total Revenues		14,798,690

EXPENSES:

Commissions, compensation, and benefits	12,856,073
Technology and communication	537,419
Occupancy and equipment	241,412
Clearing charges	332,347
Professional Fees	208,610
Regulatory Fees	148,719
Interest expense	21,437
General and Administrative	284,641
Total expenses	14,630,658

Net Income before income taxes		168,032
Income tax expense		(12,734)
NET INCOME	$	155,298

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

| | Common Stock | | Preferred Stock | | Additional Paid in | Accumulated | |
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2022	1,200	$ 12	19,500	$ 195	$ 2,706,533	$ (509,068)	$ 2,197,672
Series A preferred stock dividend	-	-	-	-	(224,650)	-	(224,650)
Net Income	-	-	-	-	-	155,298	155,298
Balance, December 31, 2023	1,200	$ 12	19,500	$ 195	$ 2,481,883	$ (353,770)	$ 2,128,320

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2023

OPERATING ACTIVITIES

Net Income	$	155,298
Adjustments to reconcile net income		
to net cash provided by operations:		
Depreciation		9,399
Advances to Brokers		272,676
Changes In:		
Accounts Receivable		(373,933)
Securities Owned, net		1,069
Due from Clearing Broker		(664,118)
Due from Stockholder		12,374
Prepaid Expenses		2,982
Income Taxes Receivable		(34,014)
Other Assets		9,876
Right of Use Asset, net of Lease Liability		(4,037)
Accounts Payable and Accrued Expenses		49,013
Commissions Payable		977,486
Accrued Compensation		(6,116)
Due to Related Parties		(74,948)
Net cash provided by Operating Activities		177,709
FINANCING ACTIVITIES		
Series A Preferred Stock Dividend		(224,650)
Net cash used by Financing Activities		(224,650)
Net cash increase for year		108,357
Cash at beginning of year		167,896
Cash at end of year	$	**276,253**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income Taxes Paid	$	5,104
Interest Paid	$	21,437

The accompanying notes are an integral part of these financial statements.

4

Stonecrest Capital Markets, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2023

Subordinated borrowings at December 31, 2022	$	-
Increases:		
Issuance of subordinated notes		225,000
Subordinated borrowings at December 31, 2023	$	225,000

The accompanying notes are an integral part of these financial statements.

5

Stonecrest Capital Markets, Inc.
Notes to Financial Statements
For the year ended December 31, 2023

Note 1 – Organization and Summary of Significant Accounting Policies and Activities

Organization

Stonecrest Capital Markets, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is brokerage of securities.

The Company is wholly owned by Stonecrest Holdings, LLC ("Stockholder"). The Company acts as broker across fixed-income sectors, including municipal and government bonds, corporate debt, and interests in mortgages and other receivables. The Company's principal office is located in Austin, Texas with affiliated branch offices in New Jersey and Puerto Rico.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial Institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash

The Company maintains its bank accounts at two high credit quality financial institutions. The balances at times may exceed the federally insured limits. The balance of neither of the two accounts exceeded the federally insured limits at December 31, 2023. The Company believes it is not exposed to any significant credit risk with respect to cash.

Revenue from Contracts with Customers

Revenue from contracts with customers primarily includes commissions, mutual fund fees, and investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions:
The Company earns commissions from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, and are recognized at the point in time that the transaction is executed, i.e., the trade date. The Company believes that its performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Riskless Principal Trading
The Company earns commissions from riskless principal transactions in which the Company receives a buy or sell order from a customer and the Company purchases or sells the security from or to another person or entity to offset the sale to or purchase from the customer. The riskless principal revenue is earned at the time those transactions are executed. The Company believes that its performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Stonecrest Capital Markets, Inc.

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies and Activities (continued)

Revenue from Contracts with Customers (continued)

<u>*Tax Credit Fees:*</u>
The Company earns fees from the brokerage Puerto Rican Income Tax Credit transactions. The Company receives a fee for each Puerto Rican Income Tax Credit transaction brokered. This fee is negotiated for every transaction and varies based on a variety of factors, including the amount of tax credits transferred between seller and buyer, and the overall market for Puerto Rican Income Tax Credits.

<u>*Mutual Fund and 12b-1 Fees:*</u>
Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

<u>*Investment Banking:*</u>
Investment banking services include agreements to provide capital raising services to customers for which the Company charges the customers fees. The Company provides capital raising services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreements may contain nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The Company evaluates its nonrefundable retainer payments, to ensure they relate to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.   If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenues on the statement of financial condition.

<u>*Other:*</u>
The Company recognizes success fee revenue from capital raising and merger and acquisition advisory services upon completion of a success fee based transaction. The Company recognizes retainer revenue from contracts with customers upon the satisfaction of certain performance obligations.

Income Taxes

Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes is recorded as the current tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies and Activities (continued)

Income Taxes (continued)

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

The Company has no uncertain tax positions at December 31, 2023. The Company's tax returns are open for examination for the year 2020 and thereafter.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years. Maintenance and repairs are charged as expense as incurred; major renewals and betterments are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

The Company leases office premises under operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by measuring the lease liability based on the present value of its future lease payments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company did not have any such credit losses on December 31, 2023.

Stonecrest Capital Markets, Inc.

Notes to Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies and Activities (continued)

Securities Owned

Securities owned consist of warrants and restricted stock of a publicly held company. Any resulting difference between cost and fair value is included in the statement of operations. Proprietary securities transactions are reported on the trade date.

Note 2 – Deposit With and Due From Clearing Broker

The Company clears certain of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing broker requires that the Company maintain a minimum balance of $250,000, which serves as a "good faith" deposit. As of December 31, 2023, the Company has $250,000 on deposit with the clearing broker. The clearing agreement requires that the Company maintain $250,000 of net capital because of certain trading activities. Amounts receivable of $1,119,813 from the Company's clearing broker at December 31, 2023 consist of funds held in various accounts.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

As of December 31, 2023, the Company's net capital was $761,853, which was $661,853 in excess of its required net capital of $100,000.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.94 to 1.00.

Note 4 – Subsequent Events

Management has reviewed events occurring through April 1, 2024.

Note 5 – Lease Commitment

The Company leases office premises under operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments), less the unamortized balance of the lease incentives received. Lease costs for lease payments are recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The ROU asset recorded for the year ended December 31, 2023 was $347,926.

Stonecrest Capital Markets, Inc.

Notes to Financial Statements

Note 5 – Lease Commitment (continued)

Maturities of lease liabilities under noncancelable office operating leases with initial non-cancelable terms in excess of one year are as follows:

2024	$226,639
2025	137,627
Total undiscounted lease payments	364,266
Less imputed interest	(16,340)
Lease Liability	$347,926
ROU asset	$347,926

Weighted average remaining lease term:	
Operating leases	1.6 years

Weighted average discount rate:	
Operating leases	6.26%

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e. building property taxes, insurance, and utilities). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2023 was $232,012.

Note 6 – Related Party Transactions

The Company is affiliated with a sister entity that is a Registered Investment Advisor. The Company collects and remits to the sister entity advisory fees generated by the sister entity through the Company's clearing broker. During 2023, the Company collected advisory fees earned by the sister entity of approximately $1,226,000 from its clearing broker dealer. A balance due to the sister entity of $53,859 arose from advisory fees collected by the Company from its clearing broker that have not yet been remitted to the sister entity and is included in due to related parties in the accompanying statement of financial condition.

Separately, the Company has a related party that acts as a professional employer organization (PEO) by providing payroll processing services, health benefits services, and other various administrative services to employees of the Company who operate in Puerto Rico. The related party assesses the Company fees for the performance of these services as well as pays for certain compensation expenses of the Company for which it subsequently seeks reimbursement pursuant to an employee payment services agreement in place between the Company and the related party. The Company incurred approximately $48,000 in fees assessed by the related party for performance of these services that have been included in other expenses in the accompanying statement of operations. The Company has a liability to the related party of $15,255 pursuant to this agreement that is included in due to related parties in the accompanying statement of financial condition.

The Company has loaned $10,000, $40,000, and $133,915 on July 21, 2021, August 25, 2021, and August 12, 2022, respectively, to its Stockholder pursuant to a master loan agreement that has been consummated between the two entities. The Company considers the aggregate amount of these notes to be fully collectible at December 31, 2023. Each note matures ten years from the closing date of each loan, respectively.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 6 – Related Party Transactions (continued)

The Company has a management services agreement with its Stockholder. Pursuant to this agreement, the Stockholder provides managerial, accounting, software, and other support services to the Company as well as other related entities in exchange for monthly fees. The Company expensed approximately $7,800 pursuant to this agreement during 2023 that has been included in other expenses in the accompanying statement of operations.

The Company received placement fees of $435,000 during 2023 for equity raised in a joint venture that is partially indirectly owned by a fund managed by Stonecrest Investment Management LLC. Stonecrest Investment Management LLC is partially owned by the Stockholder. These placement fees have been included in investment banking revenues within the accompanying statement of operations.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

Note 7 – Income Taxes

Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2023 are as follows:

	2023
Net operating loss carryforwards	$ 122,115
Fixed assets	1,991
Reserves	22,285
ROU liability	79,201
Total deferred tax assets	225,592
ROU Asset	(79,201)
Total deferred tax liabilities	(79,201)
Net deferred tax asset	146,391
Valuation allowance	(146,391)
Net deferred tax asset (liability)	$ -

The provision for income taxes is summarized as follows:

Federal	$ 8,147
State	4,587
Total	$ 12,734

The Company has a net operating loss carryforward that may be used to reduce the Company's federal taxable income in future years of approximately $395,392. A deferred tax asset from the net operating loss carryforward has been fully reserved as there is less than a 50% probability that it will be realized. Approximately $50,227 of the Company's $253,961 income tax receivable at December 31, 2023 arises from estimated federal income tax payments made by the Company.

The Company is subject to the dispositions of the Internal Revenue Code of Puerto Rico for its Puerto Rican sourced income. The Company has a net operating loss carryforward that may be used to reduce the Company's Puerto Rican taxable income in future years of $379,845. A deferred tax asset from the net operating loss carryforward has been fully reserved as there is less than a 50% probability that it will be realized. Approximately $203,734 of the Company's income tax receivable at December 31, 2023, arises from income tax withholdings by Puerto Rico that are to be refunded to the Company.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 8 – Advances to Brokers

Advances to brokers represent notes receivable from brokers to induce them to join the Company that mature from 2025 through 2028. All of the notes bear interest that is forgivable under certain circumstances and therefore no interest income related to these notes has been recognized. The principal of the notes is forgivable if the brokers are employed on specific dates in the future. The principal of the forgivable loans is expensed over the term of employment pursuant to the terms of the notes, with $272,675 expensed in the fiscal year ended December 31,2023. Total advances to brokers at December 31, 2023 was $824,725. No new advances were made to brokers in the fiscal year ended December 31, 2023.

Note 9 – Preferred Stock

The preferred stock of the Company bears a 10% dividend, payable if and when declared. On August 30, 2023 and November 15, 2023, dividends of $115,000 and $109,650, respectfully, were declared and paid. The accumulated but undeclared and unrecorded dividends at December 31, 2023 amounted to approximately $559,000.

Note 10 – Retirement Plan

The Company sponsors a profit sharing and safe harbor 401(k) plan covering all eligible employees. The plan provides for both discretionary profit-sharing contributions as well as safe harbor matching contributions. The amount expensed under this plan in 2023 was approximately $18,728 which has been included in commissions, compensation, and benefits within the accompanying Statement of Operations.

Note 11 – Contingencies

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by regulatory organizations.

The Company has one litigation matter in progress as of December 31, 2023, as defendant. Management of the Company believes that the resolution of this matter will not have a significant adverse effect on the financial position of the Company.

Note 12 – Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Stonecrest Capital Markets, Inc.

Notes to Financial Statements

Note 12 – Fair Value Measurement (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

	Fair Value Measurements 12/31/2023	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Warrants	$ 81,994	$ -	$ -	$ 81,994
Restricted Stock	74,900	-	-	74,900
	$ 156,894			$ 156,894

As of December 31, 2023, the Company had $81,994 of warrants received as compensation from a prior year investment banking transaction. The value of the warrants is determined by reference to quoted prices of the underlying common stock less the exercise price of the warrants as well as a discount for lack of marketability.

As of December 31, 2023, the Company had $74,900 of restricted stock. The value of the restricted stock is determined by reference to quoted prices less a discount for lack of marketability due to the restriction imposed.

Note 13 – Pledged Collateral and Liabilities Subordinated to the Claims of General Creditors

The Company has a loan subordinated to the claims of general creditors of $225,000 as of December 31, 2023 that is collateralized by a restricted brokerage account containing publicly traded common stock. The subordinated loan is covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated borrowing is with a related party and bears interest at 10%. The subordinated note matures on March 31, 2026.

Stonecrest Capital Markets, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2023

Stockholder's Equity	$ 2,128,321
Subordinated note allowable for net capital	225,000
Total capital and allowable credits	2,353,321
Less: Nonallowable assets	
Advances to brokers, net	824,725
Accounts Receivable, net of related commissions payable	57,023
Securities owned - non-marketable	156,894
Due from stockholder	178,029
Prepaid expenses	109,422
Other assets	2,669
Furniture and equipment, net	8,745
Income taxes receivable	253,961
Net capital	$ 761,853
Aggregate indebtedness - Liabilities less subordinated loans and ROU Asset	$ 1,477,900
Basic net capital requirement ($100,000 minimum)	$ 100,000
Minimum net capital requirement 6.667% of aggregate indebtedness	98,527
Excess net capital	$ 661,853
Percentage of aggregate indebtedness to net capital	194%

Reconciliation with Company's computation of Net Capital included
in Part IIA of Form X-17A-5 as of December 31, 2023

There is no significant difference between Net Capital as reported on
the amended part IIA of Form X-17a-5 and Net Capital as reported above.

Stonecrest Capital Markets, Inc.
Schedules II & III - Computation for Determination of
Reserve Requirements and Information Relating to the
Possession and Control Requirements Under Rule 15c3-3
December 31, 2023

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDERRULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

As it relates to the Company's activities subscription way business, the Company did not claim an exemption pursuant to Footnote 74 of SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2023.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGECOMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

As it relates to the Company's activities subscription way business, the Company did not claim an exemption pursuant to Footnote 74 of SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2023.



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM- – EXEMPTION REPORT REVIEW

To the Stockholder's of
Stonecrest Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **Stonecrest Capital Markets, Inc**. identified the following provision(s) of 17 C.F.R. §15c3- 3(k) under which **Stonecrest Capital Markets, Inc**. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) **Stonecrest Capital Markets, Inc.** stated that **Stonecrest Capital Markets, Inc**. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 5 because the Company limits its business activities (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential mergers and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3- 3) throughout the most recent fiscal year without exception.

Stonecrest Capital Markets, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Stonecrest Capital Markets, Inc. 's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
April 1, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

STONECREST CAPITAL MARKETS, INC.

Stonecrest Capital Markets, Inc. Exemption Report

Stonecrest Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) of the Rule.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (include all that apply, for example,): (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Brent E. Hippert
CFO
April 1, 2024